Filed Pursuant to Rule 433

Registration No. 333-98145

May 10, 2007

BERKSHIRE HATHAWAY INC.

Remarketing of 3.0% Senior Notes due November 15, 2007

$333,750,000 5.659% Senior Notes due November 15, 2007

Issuer:	Berkshire Hathaway Inc.

Issuer Ratings (Moody’s/S&P/Fitch):	AAA/AAA/AAA

Note Type:	Senior Notes

Legal Format:	SEC Registered

Remarketing Date:	May 10, 2007

Settlement Date (T+3 days):	May 15, 2007

Maturity Date:	November 15, 2007

Principal Amount of Securities Remarketed:	$333,750,000

Minimum Denomination:	$10,000 x $10,000

Interest Payment Frequency:	Semi-annual

Interest Payment Date:	November 15, 2007

Day Count:	30/360

Pricing Benchmark:	6 month US Treasury Bill due 11/08/2007

Benchmark Yield [30/360]:	5.003%

Reoffer Spread to Benchmark:	+40 bps

Reoffer Yield:	5.402%

Reset Rate (Coupon)	5.659%

Reset Spread to Benchmark:	+66 bps

Reoffer Price:	100.125%*

Gross Proceeds to/ for the Benefit of Existing Holders of SQUARZ and Notes:	$334,167,187.50

Remarketing Agent:	Goldman, Sachs & Co.

CUSIP Number:	084670AL2

*	The Remarketing Agent is under no obligation to purchase any of the senior notes, but may purchase some or all of the senior notes in the remarketing as principal at a price of 100.125% and resell them at negotiated prices from time to time.

Berkshire Hathaway Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Berkshire Hathaway Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 1-866-471-2526.